Exhibit 99.1

May 4, 2022

British Columbia Securities Commission

Alberta Securities Commission

Autorite des marche financiers

Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Ontario Securities Commission

Registrar of Securities, Nunavut

Saskatchewan Securities Commission

Superintendent of Securities, Newfoundland and Labrador

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Yukon Territory

Superintendent of Securities, Northwest Territories

Toronto Stock Exchange

Re: Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the virtual annual general meeting (“Meeting”) of the shareholders of New Gold Inc. (“Company”) held on May 3, 2022.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

On a vote by ballot, each of the nine nominees in the Company’s management information circular dated March 18, 2022 (“Circular”) were elected as directors of the Company. In connection with the meeting, valid proxies in respect of this resolution were received as follows:

Director Nominee	Number of Shares		Percentage of Votes Cast
	Votes For	Votes Withheld	Votes For	Votes Withheld
Renaud Adams	373,740,807	2,192,593	99.42%	0.58%

New Gold Inc. Brookfield Place, 181 Bay Street, Suite 3320, Toronto, ON M5J 2T3 www.newgold.com	T + 1 416 324 6000 F + 1 647 776 7554

Director Nominee	Number of Shares		Percentage of Votes Cast
	Votes For	Votes Withheld	Votes For	Votes Withheld
Geoffrey Chater	374,364,284	1,569,117	99.58%	0.42%
Nicholas Chirekos	370,777,726	5,155,674	98.63%	1.37%
Gillian Davidson	373,226,116	2,707,284	99.28%	0.72%
James Gowans	373,235,995	2,697,406	99.28%	0.72%
Thomas McCulley	373,935,951	1,997,449	99.47%	0.53%
Margaret Mulligan	374,146,303	1,787,097	99.52%	0.48%
Ian Pearce	359,109,688	16,823,713	95.52%	4.48%
Marilyn Schonberner	372,068,746	3,864,655	98.97%	1.03%

Item 2: Appointment of Auditor

On a vote by ballot, Deloitte LLP was appointed as the auditor of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditor. In connection with the Meeting, valid proxies in respect of this resolution were received as follows:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Withheld	Votes For	Votes Withheld
445,988,903	2,176,816	99.51%	0.49%

Item 3: Say on Pay Advisory Vote

On a vote by ballot, the shareholders accepted the Board’s approach to executive compensation. The Company received the following votes from shareholders in respect of this resolution:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
367,903,743	8,029,657	97.86%	2.14%

Yours truly,
New Gold Inc.

/s/ Sean Keating

Sean Keating

Vice President, General Counsel

and Corporate Secretary

New Gold Inc. Brookfield Place, 181 Bay Street, Suite 3320, Toronto, ON M5J 2T3 www.newgold.com	T + 1 416 324 6000 F + 1 647 776 7554